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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MINT GLOBAL MARKETS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 ROUTE 6
(No. and Street)

CARMEL	NY	10512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY LOONEY 845-225-5132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FERBER, FINE & ACKERMAN, PLLC
(Name – *if individual, state last, first, middle name*)

237 WEST 35TH STREET	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY LOONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MINT GLOBAL MARKETS, INC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

JASON A DOOLITTLE
Notary Public - State of New York
Qualified in ... County
My Commission Expires 4 Jul 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Page No.

WFFA Wagner, Ferber, Fine & Ackerman PLLC

Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mint Global Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mint Global Markets, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mint Global Markets, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mint Global Markets, Inc.'s management. Our responsibility is to express an opinion on Mint Global Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mint Global Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM *(Continued)*

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of Mint Global Markets, Inc.'s financial statements. The supplemental information is the responsibility of Mint Global Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mint Global Markets, Inc.'s auditor since 2009.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 27, 2019

MINT GLOBAL MARKETS, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

Assets		
Cash in bank	$	1,580,689
Commissions receivable, net		220,539
Other receivable		65,862
Prepaid expenses		33,120
Clearing deposits		965,041
Property and Equipment at cost, less accumulated depreciation of $163,232		4,921
Total assets	$	2,870,172

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses and taxes payable	$	421,779
Total Liabilties		421,779
Commitments and Contingencies		
Stockholder's Equity		
Common stock		200
Capital in excess of par value		45,347
Retained earnings		2,402,846
Total stockholder's equity		2,448,393
Total liabilities and stockholder's equity	$	2,870,172

The accompanying notes are an integral part of these financials

MINT GLOBAL MARKETS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenue		
Commission income	$	4,602,088
Other income		481,660
Interest income		24,516
Total revenue		5,108,264
Expenses		
Employee compensation and benefits		927,932
Clearing and execution fees		1,350,496
Communication and data processing		493,050
Occupancy		48,528
Other expenses		783,499
Interest Expense		1,230
Depreciation		3,564
Total expenses		3,608,299
Income before provision for state franchise taxes		1,499,965
State franchise taxes		1,360
Net income	$	1,498,605

The accompanying notes are an integral part of these financial statements.

MINT GLOBAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

Balance - beginning	$ 1,849,788
Net income	1,498,605
Distribution of Sub-chapter S income	(900,000)
Balance - ending	$ 2,448,393

The accompanying notes are an integral part of these financial statements.

MINT GLOBAL MARKETS, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2018

SUBORDINATED LIABILITIES - JANUARY 1, 2018	$
SUBORDINATED LIABILITIES - DECEMBER 31, 2018	$

The accompanying notes are an integral part of these financial statements.

MINT GLOBAL MARKETS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities	
Net Income	$ 1,498,605
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,564
Bad Debt	5,762
Changes in operating assets and liabilities	
Commissions receivable	145,733
Rebates receivable	25,107
Prepaid expenses	799
Clearing Deposit	(229,064)
Accrued expenses and taxes payable	(118,648)
Net cash provided by operating activities	1,331,858
Cash Flows from Financing Activities	
Distribution To Stockholder	(900,000)
Net cash used in financing activities	(900,000)
Net increase in cash and cash equivalents	431,858
Cash and cash equivalents - beginning	1,148,831
Cash and cash equivalents - ending	$ 1,580,689

Supplemental Disclosure of Cash Flow Information

Interest paid	$ 1,230
State franchise taxes paid	$ 1,360

The accompanying notes are an integral part of these financial statements.

MINT GLOBAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - ORGANIZATION

Mint Global Markets, Inc. ("the Company"), formerly Stock USA Execution Services. was incorporated in the state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer. The Company is a member of Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing brokers, Cor Clearing and Electronic Transaction Clearing, Inc on a fully disclosed basis.

The Company does not hold funds or securities for, or owes any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivable, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in general and administrative expenses. At December 31, 2018, commissions receivable is net of an allowance for uncollectible accounts of $80,762

Rebates Receivable

Rebates receivable represent amounts due from various exchanges based on the volume of trades generated by the Company's clients.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (" FASB") Accounting Standards Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long- lived asset exceeds its fair value. At December 31, 2018, Management believes no impairment write down is necessary

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Due to Brokers

The Company clears all of its brokerage transactions through two broker-dealers on a fully disclosed basis. Due to broker relates to obligations to the Company's brokers from a compilation of all securities activities.

Revenue Recognition

Commission income is recognized on a trade date basis as security transactions occur an consists of contractual commission percentages. Other income includes subscription fees for usage of the company's web based trading platform. Related clearing expenses are also recognized on a trade date basis as security transactions occur

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholder include his proportionate share of the Company's taxable income or loss on his individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to various minimum state filing fees for which provisions have been made.

The stockholder of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholder conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASB ASC 720 "Other Expenses", advertising costs of **$156,598** were expensed as incurred for the year ended December 31, 2018.

Recent Accounting Pronouncement

Effective January 1, 2019, the Company will be required to adopt the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606) which will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract: and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The Company will be required to adopt Topic 606 either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of initial application. The Company has assessed the impact of adoption on its material revenue streams, evaluated the new disclosure requirements, and identified and implemented appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new guidance. We expect to adopt Topic 606 using the modified retrospective approach. Based on completing the assessment, the Company has determined that the adoption of the guidance will not result in a material impact on its financial statements

In February 2016, the FASB issued updated guidance on leases which, for operating leases, requires a lessee to recognize a right- of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that he cost of the lease is allocated over the lease term, on a generally straight-line basis. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with earlier application permitted. We are currently evaluating the effects of adoption and have not yet determined the impact the revised guidance will have on our financial statements and related disclosures

Subsequent Events

Management has evaluated subsequent events or transactions through February 27, 2019, the date which the financial statements were available to be issued.

NOTE 3 -

BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2018, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7 – 10	$32,480
Equipment	7 – 10	76,308
Leasehold improvements	Term of lease	59,365
		168,153
Less: Accumulated depreciation and amortization		163,232
Net property and equipment		$ 4,921

The depreciation and amortization expense for the year ended December 31, 2018 **aggregated $3,564.**

NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2018 due to the short-term nature of these instruments.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6&2/3% of aggregate indebtedness, as defined, or
$100,000, whichever is greater. At December 31, 2018, the Company had net capital of $2,268,469 which exceeded the requirements by $2,168,469. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with clearing brokers

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks with balances in excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash. At December 31, 2018 the Company had cash deposits in excess of the FDIC limits by approximately $1,198,000. The Company also has cash balances in brokerage accounts with its clearing brokers who are insured under the Securities Investors Protection Corporation ("SIPC") up to cash balances of $250,000. At December 31, 2018 balances exceeded the insured limits by approximately $465,000.

NOTE 8 - ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued payroll	$ 58,471
Accrued FINRA settlement	25,000
Accrued communications and data processing costs	40,277
Accrued clearing and execution fees	110,202
Accrued other cost	187,829
Total	$421,779

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Lease/ Related Party Transactions

The Company rents on a month to month basis from a related party. The monthly rent is $4,000. Rent expense for the year ended December 31, 2018 totaled $48,528.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

Regulatory Action

The Company has settled a "Wells Notice" that the legal section of the market regulation department at the FINRA and the enforcement division of FINRA had jointly recommended that disciplinary action be brought against the Company in connection with two issues; customer trading activities and compliance with trade reporting requirements and related supervision.

Formal action has not been filed. The Company and FINRA have settled this matter on a consolidated basis. As of December 31, 2018, the amount due under this settlement aggregated $25,000.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2018 could defer up to $18,000 for the year, in addition to a $6,000 catch-up contribution for employees 50 years of age or older. There was no matching contributions for the year ended December 31, 2018

SUPPLEMENTARY INFORMATION

SCHEDULE I

MINT GLOBAL MARKETS, INC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Total Stockholders' Equity Qualified for Net Capital	$ 2,448,393
Deductions or Charges	
Non-allowable assets:	
Prepaid expenses	33,120
Other non-allowable assets	145,784
Total deductions or charges	178,904
Net capital before haircuts on securities positions	2,269,489
Haircuts	
Other haircuts	1,020
Total haircuts	1,020
Net Capital	$ 2,268,469

See report of independent registered public accounting firm.

MINT GLOBAL MARKETS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required - 6 2/3% OF Total Aggregate Indebtedness	$ 28,119
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 2,168,469
EXCESS NET CAPITAL AT 1000% Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement of reporting broker or dealer	$ 2,148,469

See report of independent registered public accounting firm.

SCHEDULE I

MINT GLOBAL MARKETS, INC.
COMPUTATI ON OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

Net Capital Per Unaudited X17A-5	$ 2,268,469
Recommended Journal entries	
Net capital per audited report	$ 2,268,469

SCHEDULE I

MINT GLOBAL MARKETS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities		
Accrued expenses and taxes	$	421,779
Total aggregate indebtedness	$	421,779
Percentage of aggregate indebtedness to net capital		18.59%

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mint Global Markets, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Mint Global Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mint Global Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Mint Global Markets, Inc. stated that Mint Global Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mint Global Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mint Global Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine & Ackerman PLLC

New York, New York
February 27, 2019

MINT GLOBAL MARKETS, INC

717 Route 6, Carmel, NY 10512

Office: 1.800.874.3039
Fax: 1.845.622.4878
info@stockusa.com
www.stockusa.com

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as the management of Mint Global Markets, (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the following reporting period of January 1, 2018 through December 31,2018, the Company has met the identified exemption provision without exception.

Mint Global Markets

By:

CFO

February 27, 2019

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholders of
Mint Global Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SPIC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mint Global Markets, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) of Mint Global Markets, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Mint Global Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mint Global Markets, Inc.'s management is responsible for Mint Global Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the total revenue amount reported on the Annual Audit Report Form X-17A-5 Part III (Focus Report) for the year ended December 31, 2018, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for deducted commissions and clearance paid to other SIPC members, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 27, 2019

MINT GLOBAL MARKETS, INC. SIPC
SUPPLEMENTARY REPORT
DECEMBER 31, 2018

TOTAL REVENUE		$ 5,108,264
Less		
Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions		742,626
SIPC Net Operating Revenue		4,365,638
General Assessment at .0015		$ 6,548
Less payment made with		
SIPC-6 - July 31, 2018	$ 3,301	
SIPC-7 - January 23, 2019	3 208	
	$ 6,509	

See independent accountants' agreed-upon procedure report